

January 30, 2015

<u>Via E-Mail</u>
David R. Melville, III
President and Chief Executive Officer
Business First Bancshares, Inc.
8440 Jefferson Highway, Suite 101
Baton Rouge, Louisiana 70809

Re: Business First Bancshares, Inc.
Amendment No.1 to Registration Statement on Form S-4
Filed January 13, 2015
File No. 333-200112

Dear Mr. Melville:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We acknowledge your response to comment 1 of our letter to you dated December 8, 2014. Please supplementally provide us with the following information:
   - noting the statement in the last sentence of second paragraph of the first page of both the "Pro Forma Overview" and the "Fairness Opinion Presentation" by Sandler O'Neill that "the printed presentation is incomplete without the oral or video presentation that supplements it" please provide us with transcripts of any oral and/or video presentation that was made by Sandler O'Neill to any member of the Board; and
   - the third party report of the review of Business First Bank's loan portfolio to which you refer in the second full paragraph on page 57.

2. We acknowledge your response to comment 1 of our letter to you dated December 8, 2014. Please disclose the projections contained in the "Pro Forma Overview" and "Fairness Opinion Presentation' by Sandler O'Neill that were "based on each respective management team's budget for 2014 and projected thereafter based on each respective management team's guidance." Please disclose the assumptions on which the valuations were based.

3. We acknowledge your response to comment 2 of our letter to you dated December 8, 2014. Please revise the registration statement to disclose all material nonpublic information regarding Business First Bancshares that was disclosed, directly or indirectly, to American Gateway Financial Corporation Inc. Please supplementally provide us with all material nonpublic information regarding American Gateway Financial Corporation Inc. that was disclosed, directly or indirectly, to Business First Bancshares, and/or its representatives and/or financial advisors including, but not limited to, the "confidential information memorandum regarding AGFC" to which you refer on pages 56 and 57.

4. We acknowledge your response to comment 3 of our letter to you dated December 8, 2014. Please revise the section entitled "Business First's Reasons for the Merger" on page 60 to explain the reasons that the Board did not obtain a fairness opinion.

Summary, The Merger Consideration, page 6

5. We acknowledge your response to comment 8 of our letter to you dated December 8, 2014. Please revise the first full paragraph on page 7 to disclose the Tangible Equity Capital of each company as of the most recent date. Please revise the second to last paragraph to explain how the consideration is "subject to adjustment."

Summary, Material U.S. Federal Income Tax Consequences, page 8

6. Please acknowledge receipt of a tax opinion and provide a cross reference to it.

Summary, Some of the Directors and Officers of AGFC Have Financial Interests in the Merger that are Different from Your Interests, page 14

7. We acknowledge your response to comment 11 of our letter to you dated December 8, 2014. Please disclose any arrangements or understandings for any member of the AGFC Board of Directors to serve on the Board of Business First. Please disclose the aggregate amount of cash and stock and the percentage of the total consideration to be paid to directors and officers of AGFC.

Unaudited Pro Forma Combined Consolidated Financial Information, page 21

8. Please revise these financial statements to ascribe the par value of the Business First Bancshares common stock to be issued in the acquisition to the common stock line item in the pro forma balance sheet. It appears that, currently, all the value is ascribed to the surplus line item.

9. Please refer to the response to comment 12. We note the revisions made in response to that comment; however, we also note that you continue to present pro forma combined information for the periods ended September 30, 2014 and December 31, 2013 that appears to actually be historical combined information. Please revise to delete the columns that present this information. Alternatively, please revise to label it as historical combined information and not as pro forma combined information.

10. Please refer to the response to comment 13 and address the following:
    - Please revise to delete the presentation of pro forma combined EPS as that measure is not contemplated by US GAAP.
    - Please revise to present diluted EPS on a historical and pro forma basis in these financial statements. We note that Business First Bancshares presents diluted EPS in its historical financial statements that are included in the registration statement. Provide footnote disclosure that reconciles the number of shares used to calculate pro forma basic and diluted EPS.

Background of the Merger, page 55

11. Please revise this section to provide more detail regarding other options considered by the Board of AGFC as follows:
    - revise the first paragraph on page 56 to identify the "various strategic options" to which you refer;
    - revise the second paragraph on page 56 to identify the "potential strategic alternatives available" to which you refer;
    - revise the last paragraph on page 56 to explain the reasons why you contacted Business First; and
    - revise the first paragraph on page 57 to disclose your contacts with "another financial institution" that had made an indication of interest to you at the same time as Business First.

12. Please revise this section to provide more detail regarding negotiations of the merger as follows:
    - revise the first full paragraph on page 57 to quantify the aggregate value of the cash and stock indication of interest of February 7;
    - revise the second full paragraph on page 57 to quantify the aggregate value of the cash and stock indication of interest of February 21;

David R. Melville, III
Business First Bancshares, Inc.
January 30, 2015
Page 4

- revise the third full paragraph on page 57 to identify the "potential strategic alternatives" to which you refer; and
- revise the fourth full paragraph on page 57 to provide detailed summary of the negotiations over the material terms of the agreement and ancillary documents to which you refer.

13. We acknowledge your response to comment 15 of our letter to you dated December 8, 2014. As we requested explain how and why the AGFC Board negotiated the formula pricing instead of the fixed pricing offered by Business First including, but not limited to, the following:

- revise the fourth full paragraph on page 57 to explain how the AGFC Board negotiated changing from a fixed price to a formula and how you and Business First determined the elements of the formula;
- explain why the AGFC Board agreed to reduce the aggregate amount of cash consideration from the $11.4 million offered to $2.1 million and implicitly increased the amount of First Business stock shareholders would receive;
- disclose the "projected earnings of each institution" and "anticipated earning" which the formula is based;
- disclose the "valuation spread" on which the formula is based and the basis on which the value of each respective company was determined given that neither company has its stock in a public market; and
- disclose the aggregate value of the consideration to be paid and the amount of cash and stock according to the formula as of the date the respective Boards approved the merger.

AGFC's Reasons for the Merger and Recommendation of the Board of AGFC, page 58

14. Please revise the first bullet point to explain how the Board determined that the merger consideration was a "fair price" when the actual price will not be known until the closing. Disclose any assumptions.

Business First's Reasons for the Merger, page 60

15. Please revise the second paragraph claim that "Business First has not quantified the amount of enhancements or projected the areas of operation in which such enhancements will occur to reflect the projections that according to Sandler O'Neil were based on the guidance of "each management team's guidance."

Material U.S. Federal Income Tax Consequences of the Merger, page 89

16. In the first sentence of the bold-face paragraph on page 93, please delete the words "certain" and "for general information only".

Exhibit 8

17. Please revise the second paragraph to indicate, if true, that you adopt the discussion in the prospectus under "Material United States Federal Income Tax Consequences" as your opinion. Merely stating that it is correct does not satisfy the Opinion requirement.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact or Paul Cline at (202) 551-3851 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Senior Special Counsel